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13010065

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SEC Mail Processing Section
FEB 27 2013
Washington DC
402

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 AND ENDING 12/31/2012
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Savings Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Walnut Street
(No. and Street)

Danville PA 17821
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kenneth R. Ferrone (570) 271-1855
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ParenteBeard LLC
(Name – *if individual, state last, first, middle name*)

1220 North Market Street, Suite 1001
(Address) (City) (State) (Zip Code)
Wilmington, DE 19801

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/8/13

OATH OR AFFIRMATION

I, Kenneth R. Ferrone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Savings Securities, Inc., as of February 19, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Scott A. Lowry, Notary Public
Lower Allen Twp., Cumberland County
My Commission Expires July 21, 2015
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

First Savings Securities, Inc.

Financial Statements and Supplementary Information

December 31, 2012

ParenteBeard

CONFIDENCE THROUGH CLARITY

TABLE OF CONTENTS

ParenteBeard

Independent Auditors' Report

Board of Directors
First Savings Securities, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of First Savings Securities, Inc., which comprise the statement of financial condition as of December 31, 2012, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Savings Securities, Inc. as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I, II and III required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

ParenteBeard LLC

Wilmington, Delaware
February 19, 2013

FIRST SAVINGS SECURITIES, INC.

Statement of Financial Condition
December 31, 2012

Assets

Current Assets	
Cash and cash equivalents	$ 1,042,566
Commissions receivable	283
Prepaid expenses	5,110
Total Current Assets	1,047,959
Goodwill	779,228
Intangible asset, net	33,333
Deferred tax asset, net	1,574,840
Other assets	276,652
Total Assets	$ 3,712,012

Liabilities and Stockholder's Equity

Current Liabilities	
Accounts payable	$ 29,404
Accrued expenses	89,096
Total Current Liabilities	118,500
Stockholder's Equity	
Common stock, no par value, stated value $1 per share; 5,000 shares authorized, issued and outstanding	5,000
Additional paid-in capital	7,240,000
Accumulated deficit	(3,651,488)
Total Stockholder's Equity	3,593,512
Total Liabilities and Stockholder's Equity	$ 3,712,012

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Operations
Year Ended December 31, 2012

Revenues:	
Commissions	$ 214,632
Total revenues	214,632
Operating Expenses:	
Commissions	42,521
Salaries and benefits	195,338
Amortization of intangible	20,000
Impairment charge on goodwill	4,658,927
Professional services	105,042
Insurance	4,284
Computer software	26,460
Licenses and registration fees	24,418
Rent and occupancy	7,549
Office	1,167
PA capital stock tax	10,763
Other	42,097
Total operating expenses	5,138,566
Net Ordinary Loss	(4,923,934)
Other Income	
Interest income	4,204
Loss before Income Tax Benefit	(4,919,730)
Income Tax Benefit	(1,671,552)
Net Loss	$ (3,248,178)

See Notes to Financial Statements

FIRST SAVINGS SECURITIES, INC.

Statement of Changes in Stockholder's Equity
Year Ended December 31, 2012

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2012	$ 5,000	$ 7,240,000	$ (403,310)	$ 6,841,690
Net Loss	-	-	(3,248,178)	(3,248,178)
Balance, December 31, 2012	$ 5,000	$ 7,240,000	$ (3,651,488)	$ 3,593,512

See Notes to Financial Statements

FIRST SAVINGS SECURITES, INC.

Statement of Cash Flows
Year Ended December 31, 2012

Cash Flows from Operating Activities:	
Net Loss	$ (3,248,178)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Intangible asset amortization	20,000
Deferred income tax benefit	(1,394,640)
Impairment charge on goodwill	4,658,927
Changes in assets and liabilities:	
Decrease in commissions receivable	1,018,151
Decrease in prepaid expenses	1,104
Increase in other assets	(276,652)
Increase in accounts payable	22,726
Decrease in accrued expenses	(150,497)
Decrease in commissions payable	(604,271)
Net Cash Provided by Operating Activities	3,294,848
Net Increase in Cash	46,670
Cash and cash equivalents, Beginning of Year	995,896
Cash and cash equivalents, End of Year	$ 1,042,566
Supplementary Cash Flows Information	
Income taxes paid	$ -

See Notes to Financial Statements

1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

First Savings Securities, Inc. (the "Company") is a broker-dealer headquartered in Danville, Pennsylvania and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC"). On August 31, 2009, First Savings Bank of Perkasie (the "Bank") acquired Papalia Securities, Inc. and subsequently changed the Company's name to First Savings Securities, Inc.

BASIS OF ACCOUNTING

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

REVENUE RECOGNITION

The Company recognizes revenues on the accrual basis as earned as evidenced by payment of commission by insurance carrier. The Company derives its commission income primarily from the sale of variable insurance products.

RECEIVABLES FROM BROKER DEALERS

Receivables are reported at net realizable value. Accounts are written off when they are determined to be uncollectible based upon management's assessment of individual accounts. No reserve for uncollectible accounts was deemed necessary at December 31, 2012.

CASH AND CASH EQUIVALENTS

For the purpose of the statement of cash flows, cash and cash equivalents consist of cash on hand and all highly liquid instruments with maturities of 90 days or less. Non-operating cash of $824,059, held at the Bank, is included in the cash and cash equivalent balance. The cash held at the Bank is considered a non-allowable asset for the computation of net capital.

INCOME TAXES

The Company's results for the year ended December 31, 2012 are included in the consolidated federal tax return of the Bank's parent company, FSB Mutual Holdings, Inc, a C corporation (the "Parent") under a tax sharing agreement. Though the Company is not a separate tax paying entity, federal tax expense is reflected in these financial statements as if it filed its own federal tax return by allocating current and deferred taxes to the Company in accordance with Accounting Standard Codification ("ASC") 740, "Income Taxes" as if the Company were its own filer.

Deferred federal and state income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has adopted accounting guidance related to accounting for uncertainty in income taxes, which sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. The Company's policy is to recognize interest and penalties on unrecognized tax benefits in income taxes expense in the statement of operations.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the valuation of deferred income tax assets, impairment of goodwill, and the net realizable value of accounts receivable.

GOODWILL AND IDENTIFIABLE INTANGIBLE ASSET

In 2009 the Bank acquired the Company for $7,000,000. The acquisition of the Company was completed as part of a single acquisition of four separate legal entities, and the allocated purchase price was determined on a consolidated basis with all four entities treated as a single reporting unit. The Parent and the Company evaluate the Goodwill for impairment at the reporting unit level on an annual basis in accordance with ASC 350-20-35, "Subsequent Measurement of Goodwill". The Bank elected to use push down accounting for the preliminary purchase price allocation. The Company was originally allocated goodwill of $6,836,826 and an identifiable intangible asset of $100,000 as a result of the acquisition. The carrying value of goodwill was $779,228 and $5,438,156 at December 31, 2012 and 2011, respectively. Accumulated impairment charges at December 31, 2011 were $1,398,670.

Goodwill represents the excess of acquisition costs over fair value of assets acquired and liabilities assumed. Goodwill has an indefinite useful life and is not amortized, but instead is tested for impairment at least annually or more frequently if impairment indicators arise. For the year ended December 31, 2012, an impairment charge of Goodwill was recorded in the amount of $4,658,927. The impairment charge was primarily due to the result of lower than anticipated revenue for the reporting unit from acquisition through December 31, 2012.

The impairment charge recorded as of December 31, 2012 is an estimate. The Bank is currently completing its analysis of the other operating segment within the reporting unit. Any adjustment to the estimated loss based on the completion of the measurement of the impairment loss will be recognized in the subsequent reporting period.

The identifiable intangible asset consists of a non-compete agreement of $100,000 which is being amortized using the straight-line method over the estimated period of benefit which is five years. Amortization expense for the year ended December 31, 2012 was $20,000. The identifiable intangible asset is tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable. No impairment of the identifiable intangible asset has been identified as of December 31, 2012.

COMMITMENTS, CONTINGENCIES, GUARANTEES AND INDEMNIFICATION

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, insurance companies, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. The Company believes that no activities will result in any adverse effect on the Company's financial position or results of operations.

In the course of normal operations, the Company is subject to various spending and threatened legal actions which involve claims for monetary relief. At December 31, 2012, based upon information available to the Company, management believes that such proceedings will not have a material adverse effect on the financial conditions or results of operations of the Company.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The Company has no liabilities subordinated to the claims of general creditors for 2012; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2012, for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through February 19, 2012, the date these financial statements were available to be issued.

2. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the Company had defined net capital of $98,290 which was in excess of its required net capital of $7,900. The Company's aggregate indebtedness to net capital ratio was 1.21 to 1 at December 31, 2012.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i), which relates to the maintenance of special accounts for the exclusive benefits of customers.

3. RELATED PARTY TRANSACTIONS

The Company is required to reimburse First Savings Financial Services, Inc., a company related through common ownership, for various operating expenses according to a predetermined allocation formula. For the year ended December 31, 2012 reimbursements were made as follows:

Salaries and benefits	$195,338
Professional fees and services	4,392
Rent and occupancy	6,723
Office expenses	1,167
Computer software expenses	1,402
Other	11,041
Total	$220,063

The Company paid accounting fees to the Bank of $30,000 for the year then ended December 31, 2012.

The Company paid royalty fees of $16,881 for the year ended December 31, 2012. The Company also paid royalty fees to an affiliated company of $12,500 for the year ended December 31, 2012 related to the use of their logo. Royalty fees are included in other operating expenses.

At December 31, 2012, the Company has recorded a liability of $84,046 due to the Bank. The liability is included in accrued expenses in the statement of financial condition.

4. CONCENTRATION OF CREDIT RISK

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. At December 31, 2012, cash balances in excess of federally insured limits were $654,741.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company's customer activities involve the acceptance from customers of applications for the purchase of products from third party product providers, and the acceptance from customers of checks payable to the third party product provider in payment for such purchases. In accordance with applicable regulations, the Company promptly forwards such applications and checks to the third party product provider.

6. INCOME TAXES

The components of the income tax benefit for the year ended December 31, 2012 are as follows:

Federal:	
Current benefit	$ 276,912
Deferred benefit	1,394,640
Income tax benefit	$1,671,552

Deferred income taxes consisted of the following components as of December 31, 2012:

Deferred tax assets:	
Intangible assets	$ 15,112
Other	19,000
State net operating loss carryforwards	48,457
Goodwill	1,540,728
Valuation allowance	(48,457)
Net deferred tax assets	$1,574,840

As of December 31, 2012, the Company had state net operating loss carryforwards available in the amount of $734,939 that expire in 2031. The Company recorded a full valuation allowance at December 31, 2012, relating to state deferred tax assets associated with net operating loss carryforwards and book to tax differences relating to goodwill and intangible assets. In management's opinion these state deferred tax assets will not be realizable due to the uncertainty of generating sufficient taxable income in future years at the state level.

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission December 31, 2012

Computation of Net Capital

Total Stockholder's Equity	$ 3,593,512
Deductions and/or Charges:	
Non-allowable assets,	
Prepaid expenses	(5,110)
Intangible asset and goodwill	(812,561)
Non-operating cash	(824,059)
Other assets	(276,652)
Deferred taxes	(1,574,840)
	(3,493,222)
Other Deductions and/or Changes - Haircuts on Other Securities	(2,000)
Net Capital	$ 98,290

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness:	
Accounts payable and accrued liabilities	$ 118,500
Total Aggregate Indebtedness	$ 118,500

FIRST SAVINGS SECURITIES, INC.

Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)
December 31, 2012

Computation of Basic Net Capital Requirement

Minimum Net Capital Required (6-2/3% of Aggregate Indebtedness)	$ 7,900
Minimum Dollar Net Capital Required	$ 5,000
Net Capital Requirement	$ 7,900
Excess Net Capital	$ 90,390
Net Capital Less Greater of 10% of Total Aggregate Indebtness or 120% of Minimum Dollar Net Capital Required	$ 86,440
Ratio: Aggregate Indebtedness to Net Capital	1.21 to 1

Reconciliation With Company's Computation

Included in Part II of Form X-17A-5:	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 98,290
Net audit adjustments	-
Net Capital	$ 98,290

FIRST SAVINGS SECURITIES, INC.

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Schedule III - Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission As of December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

ParenteBeard

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors
First Savings Securities, Inc.

In planning and performing our audit of the financial statements of First Savings Securities, Inc. (the "Company") as of and for the year ended December 31, 2012 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Wilmington, Delaware
February 19, 2013

ParenteBeard

Independent Accountants' Report on Applying Agreed -Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
First Savings Securities, Inc.
2 Walnut Street
Danville, PA 17821

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by First Savings Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating First Savings Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). First Savings Securities, Inc.'s management is responsible for First Saving Securities, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2. Compared the amounts reported on the audited Form X-17 A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments report in Form SIPC-7 with supporting schedules and working papers noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

ParenteBeard LLC

Wilmington, Delaware
February 19, 2013